NORTHUMBERLAND RESOURCES, INC.

357 University Ave.

Charlottetown, PE Canada C1A 4M9

April 21, 2010

United States Securities

and Exchange Commission

Attention:

John P. Lucas

H. Roger Schwall

Michael Karney

Re:

Northumberland Resources, Inc.

Form S-1

Filed March 9, 2010

File No. 333-165373

Dear Sirs:

Below are the responses to the comments in your letter to the Company dated April 6, 2010.

General

1.

In various place throughout your document, including pages 1, 5, 19, and 31, you reference the National Association of Securities Dealers. Please revise each such reference, as this organization no longer exists.

We have noted your comment and revised the disclosure.

2.

Please remove the technical report attached as Exhibit 99.1 to your filing. Industry Guide 7 specifically prohibits technical studies being attached to or included in registration statements.

We have noted your comment and deleted the exhibit.

Summary Information and Risk Factors, page 1

Offering Price and Alternative Plan of Distribution, page 1

3.

Please explain what "alternative plan of distribution" you are referring to in the heading of this section, otherwise revise. In addition, provide a brief statement in this summary regarding the penny stock rules, which you explain in greater detail on page 32.

We have noted your comment and revised the disclosure to delete a reference to “an “alternative” plan and include a brief description of the penny stock rules.

United States Securities and Exchange Commission

April 21, 2010

Summary of Our Business, page 2

4.

We note your reference here and in other areas of your prospectus to a shareholder loan facility. In each area where this disclosure appears, revise to make clear that the shareholder referred to is also your sole officer and director.

We have noted your comment and revised the disclosure.

Risk Factors, page 4

5.

Please provide risk factor disclosure of the risks posed by the fact your sole officer and director only works for you part time, as disclosed on page 36.

We have noted your comment and included the risk factor.

6.

Please provide risk factor disclosure of the fact that no one from your company has ever visited or seen the property that you purportedly intend to use all of your resources exploring.

We have noted your comment and included the risk factor.

7.

Please provide a risk factor addressing the fact that since 1999 James W. McLeod has been an officer, director, or geologist for over twenty companies, most of which have not moved forward with exploration activities, and many of which have changed businesses and completely abandoned exploration activities.

We have noted your comment and included the risk factor.

Because We are Quoted on the OTC Bulletin Board, page 10

8.

Please revise this risk factor and caption in light of the fact that your common stock is not currently quoted on the OTCBB.

We have noted your comment and deleted the risk factor.

Failure to Achieve and Maintain Effective Internal Controls, page 11

9.

We note that this discussion applies to any issuer and any offering. Please tailor this risk factor to your own unique circumstances or remove it. See Item 503(a) of Regulation S-K.

We have noted your comment and deleted the risk factor.

United States Securities and Exchange Commission

April 21, 2010

Dilution, page 14

10.

We note your statement that no dilution to your existing stockholders will result from this offering. However, given the disparity between the offering price in this registration statement and the cash cost to investors in your private placements, please provide all of the information required by Item 506 of Regulation S-K.

Item 506 applies to public offerings and in other instances where common equity securities are being registered by a registrant that has had losses in each of its last three fiscal years and there is a material dilution of the purchasers’ equity interest. We do not believe either situation applies to the matter at hand.

Selling Security Holders, page 14

11.

Your disclosure that the selling shareholders received their shares in exempt transactions under Regulation S appears to conflict with your disclosure at page 3 that these shares were issued in private placements. Please revise or advise.

We have noted your comment and revised the disclosure.

Selling Stockholders, page 15

12.

Please revise to identify the natural person with voting and investment control over the shares held by iSecurePC Corporation.

We have noted your comment and revised the disclosure.

13.

Please disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that a selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. If a selling shareholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling shareholder is an underwriter.

Disclosure already contained under Selling Stockholders on p. 19:

“Also to the best of our knowledge, none of the Selling Stockholders are broker-dealers or are affiliated with a broker-dealer.”

United States Securities and Exchange Commission

April 21, 2010

14.

You state, "The numbers in this table assume that none of the Selling Stockholders sells shares of common stock not being offered in this prospectus . . . ." It appears, however, that all of the selling stockholders are registering the offer and sale of all of their respective shares.

Therefore, it is not clear what additional shares you are referencing.

We have noted your comment and revised the disclosure.

15.

You further state that none of the selling stockholders has had any position, office, or other material relationship with the Company or its predecessors or affiliates within the past three years. However, we note that eleven selling stockholders share the same surname as your sole officer and director, which leads to the conclusion that they share a family relationship. Please identify all family and other material relationships between your selling stockholders and your affiliates.

We have noted your comment and revised the disclosure.

Plan of Distribution, page 16

16.

We note that throughout your document, you indicate that it would be beneficial for your company if your common stock were quoted on the OTCBB. To this end, you state at page 19 that your president "has already had preliminary discussions with an authorized OTC Bulletin Board market maker with the intent of entering into an agreement" to sponsor your common stock for quotation. This statement suggests that you may be close to reaching an agreement or that you will be successful in obtaining sponsorship. Please revise to remove this sentence or add appropriate qualifying language.

We have noted your comment and deleted the disclosure.

Employees, page 29

17.

The list of your current officers filed with the Nevada Secretary of State indicates that R. Michael Stunden is your treasurer. Please confirm whether or not Mr. Standen has been or currently is associated with the company, as well as the capacity in which he served.

Pursuant to board resolutions of the Company dated June 22, 2009, a certified copy of which is attached as a supplement, B. Geoffrey Scales is treasurer and R. Michael Stunden secretary of the Company. Mr. Stunden has been secretary of the Company from inception and is still secretary. The List of Officers filed with the Nevada Secretary of State inadvertently shows Mr. Stunden as treasurer and Mr. Scales as secretary. The List of Officers has been corrected by the filing of an updated List of Officers.

United States Securities and Exchange Commission

April 21, 2010

Liquidity and Capital Resources, page 35

18.

You state, "We expect to have the appropriate financing commitments in place well in advance of June 30, 2011." Please explain what reasonable basis you have for this expectation.

We have noted your comment and deleted the disclosure.

Exhibits, page 44

19.

Please file your BARD 1-4 mineral claims as exhibits.

We have noted your comment and included the exhibits.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Northumberland Resources, Inc.

/s/ B. Geoffrey Scales

B. Geoffrey Scales, President and CEO

SUPPLEMENT A

CERTIFIED COPY OF CONSENT RESOLUTION OF THE DIRECTORS

OF

NORTHUMBERLAND RESOURCES, INC.

“Appointment of Officers

WHEREAS the following persons have been nominated as officers of the Corporation:

President

B. Geoffrey Scales

Treasurer

B. Geoffrey Scales

Secretary

R. Michael Stunden

RESOLVED that each of the forenamed persons be and is hereby elected to the offices set opposite his name, to assume the duties and responsibilities fixed by the bylaws or by the board of directors of the Corporation.”

I, R. MICHAEL STUNDEN, Secretary of the Company, HEREBY CERTIFY that the foregoing is a true and correct copy of resolutions duly adopted by the board of directors of the Company as of the 22nd day of June, 2009 and that such resolutions have not been rescinded, amended or modified and are in full force and effect as resolutions of the board of directors of the Company this 21ST day of April, 2010.

/s/ R. Michael Stunden

R. MICHAEL STUNDEN